Exhibit 99.1

Capnia Announces Receipt of $3.6 million From Series B Warrant Exercise and Issuance of Series C Warrants

REDWOOD CITY, CA – March 5, 2015 – Capnia, Inc. (NASDAQ: CAPN), focused on the development of novel products based on its proprietary technologies for precision metering of gas flow, today announced the closing of a privately negotiated transaction (the “Private Transaction”) with certain holders of Capnia’s Series B warrants (the “Series B Warrants”) who agreed to exercise their Series B Warrants to purchase an aggregate of 557,160 shares of Capnia’s Common Stock at an exercise price of $6.50 per share, resulting in gross proceeds to the Company of approximately $3.6 million. Series B Warrants to purchase an aggregate of 2,449,605 shares of Capnia’s Common Stock were originally issued as part of the Company’s initial public offering on November 18, 2014. In connection with this exercise of Series B Warrants, Capnia issued to each investors who exercised Series B Warrants, new warrants (each, a “Series C Warrant”) for the number of shares of Common Stock underlying the Series B Warrants that were exercised. Each Series C Warrant will be exercisable at $6.25 per share and will expire on March 5, 2020. The cashless exercise feature that was contained in the Series B Warrant that results in an increasing number of shares of Common Stock issuable without consideration as the price of the Common Stock decreases is not contained in the Series C Warrants.

Capnia intends to offer to all remaining holders of Series B Warrants pursuant to a formal tender/ registered exchange offer process after the date hereof the opportunity to exercise the Series B Warrants held by them and receive Series C Warrants on the same basis as in the Private Transaction. To the extent that any such holders of Series B Warrants do not choose to participate in the tender offer/registered exchange offer, their Series B Warrants will remain outstanding and unmodified.

The Series C Warrants issued in this transaction have not been registered under the Securities Act of 1933, as amended (the Securities Act), or state securities laws. The issuance of the warrants is exempt from the registration requirements of the Securities Act pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act. The Company made this determination based on the representations that each party is an “accredited investor” within the meaning of Rule 501 of Regulation D.

This press release does not constitute an offer to purchase or a solicitation of an offer to sell securities of the Company. The tender/registered exchange offer described herein has not yet been commenced. If and when the exchange offer is commenced, the Company intends to file a registration statement, a tender offer statement on a Schedule TO containing an offer to exchange, a letter of transmittal and other related documents with the Securities and Exchange Commission (the “SEC”). Such documents will be mailed to holders of Series B Warrants of record and will also be made available for distribution to all owners of Series B Warrants. The solicitation of offers to exercise and exchange Series B Warrants for Series C Warrants will only be made pursuant to the prospectus contained in the registration statement, the offer to exchange, the letter of transmittal and related documents. Series B Warrant holders are advised to read the prospectus, the offer to exchange, the letter of transmittal and all related documents when such documents are filed and become available, as they will contain important information about the exchange offer and proposed Series B Warrant exchange. Security holders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov. In addition, copies of these documents and other filings containing information about the Company may be obtained, if and when available, without charge, by directing a request to Capnia, Inc., Attention: David O’Toole at dotoole@capnia.com. These filings may also be obtained through our website located at http://www.capnia.com.

About Capnia

Capnia, Inc. develops and commercializes novel products based on its proprietary technologies for precision metering of gas flow. Capnia’s lead product is CoSense®, which aids in the detection of hemolysis, a dangerous condition in which red blood cells degrade rapidly. CoSense, based on the Sensalyze™ Technology Platform, is a portable, non-invasive device that rapidly and accurately measures carbon monoxide in exhaled breath. CoSense has 510(k) clearance from the FDA and has been commercially launched in the U.S. CoSense has also received CE Mark certification for sale in the European Union. Capnia’s proprietary therapeutic technology, currently under development, uses nasal, non-inhaled CO2 to treat symptoms of allergies, as well as the trigeminally mediated pain conditions such as cluster headache, trigeminal neuralgia and migraine.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to many risks and uncertainties. Forward-looking statements include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our ongoing and planned product development and clinical trials; the timing of, and our ability to make, regulatory filings and obtain and maintain regulatory approvals for our product candidates; our intellectual property position; the degree of clinical utility of our products, particularly in specific patient populations; our ability to develop commercial functions; expectations regarding product launch and revenue; our results of operations, cash needs, and spending of the proceeds from this offering; financial condition, liquidity, prospects, growth and strategies; the industry in which we operate; and the trends that may affect the industry or us.

We may use terms such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained herein, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this presentation. As a result of these factors, we cannot assure you that the forward-looking statements in this presentation will prove to be accurate. Additional factors that could materially affect actual results can be found in Capnia’s Form S-1 filed with the Securities and Exchange Commission on November 14, 2014, including under the caption titled “Risk Factors.” Capnia expressly disclaims any intent or obligation to update these forward looking statements, except as required by law.

Capnia Contact:

David O’Toole

Chief Financial Officer

Capnia, Inc.

(650) 353-5146

dotoole@capnia.com

Investor Relations Contact:

Michelle Carroll/Susie Kim

Argot Partners

(212) 600-1902

michelle@argotpartners.com

susie@argotpartners.com